UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gyre Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

403783 103
(CUSIP Number)

12770 High Bluff Drive, Suite 150
 San Diego, California, 92130
(858) 567-7770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403783 103

1	NAMES OF REPORTING PERSONS
Songjiang Ma (“Mr. Ma”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,456,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,456,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,456,847(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.62%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents (i) 4,514,380 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof and (ii) 2,942,467 shares directly held by Yueying Zhu (“Ms. Zhu”), the spouse of Mr. Ma.

(2)
All percentage calculations herein are based on 97,938,564 shares of common stock, consisting of (i) 93,424,184 shares of common stock outstanding as of August 6, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024 (the “Form 10-Q”) and (ii) 4,514,380 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof.

CUSIP No. 403783 103

1	NAMES OF REPORTING PERSONS
Yueying Zhu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,456,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,456,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,456,847(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.62%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Represents (i) 2,942,467 shares directly held by Ms. Zhu and (ii) 4,514,380 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof.
(2)
All percentage calculations herein are based on 97,938,564 shares of common stock, consisting of (i) 93,424,184 shares of common stock outstanding as of August 6, 2024, as disclosed in the Form 10-Q and (ii) 4,514,380 shares underlying the options directly held by Mr. Ma that are exercisable within 60 days after the date hereof

CUSIP No. 403783 103

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Gyre Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 12770 High Bluff Drive Suite 150, San Diego, California, 92130.

Item 2.	Identity and Background

(a)	This Schedule 13D is being jointly filed by Mr. Ma and Ms. Zhu (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)
The business address of the Reporting Persons is c/o Beijing Continent Pharmaceuticals Co., Ltd, at 6th floor, Junkang Life Insurance Building, No.1 Building, Wangjing Dongyuan 4 District, Chaoyang District, Beijing, People’s Republic of China.

(c)	The principal occupation of Mr. Ma is the President and a director of the Issuer. Ms. Zhu does not have an occupation.

(d)	Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ma is a citizen of the People’s Republic of China. Ms. Zhu is a citizen of Canada.

The Reporting Persons have executed a Joint Filing Agreement, dated September 6, 2024, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Item 3.	Source and Amount of Funds or Other Consideration.

Upon the consummation of a business combination among the Issuer and certain other parties on October 30, 2023, Ms. Zhu acquired 2,942,467 shares of Common Stock (after taking into account a 1-for-15 reverse stock split of the Issuer’s common stock on October 30, 2023) in consideration of her contribution of certain indirect controlling interest in Beijing Continent Pharmaceuticals Co., Ltd (“Beijing Continent”), a company organized under the laws of the People’s Republic of China, to the Issuer pursuant to the terms of the business combination.

On October 30, 2023, Beijing Continent terminated its 2021 Stock Incentive Plan and all outstanding options thereunder as part of the business combination arrangement. As a replacement of the terminated options, the Issuer granted options to purchase 4,510,047 shares of Common Stock to Mr. Ma under a subplan for Chinese participants under the Issuer’s 2023 Omnibus Incentive Plan. These options are vested in full.

On August 14, 2024, the Issuer granted Mr. Ma an option to purchase a total of 26,000 shares of Common Stock, which will vest in 12 equal monthly installments through August 14, 2025, subject to Mr. Ma’s continued service to the Issuer or its affiliates through each vesting date.

Item 4.	Purpose of Transaction

The shares of Common Stock held by the Reporting Persons are held for investment purposes. The Reporting Persons have no present plans or proposals relating to or that would result in any of the events or consequences referred to in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The Reporting Persons may from time to time acquire or dispose of their shares, including acquisitions through the exercise of stock options. Among other considerations, the timing and amount of additional purchases or dispositions will be subject to market conditions, the price at which Common Stock can be purchased, and the Reporting Persons’ personal finances.

Item 5.	Interest in Securities of the Issuer

(a)-(b)
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own an aggregate of 7,456,847 shares of Common Stock, or 7.62% of the shares of Common Stock of the Issuer. The foregoing amount of Common Stock and percentage ownership represent the combined beneficial ownership of Mr. Ma and Ms. Zhu. The Reporting Persons share the power to vote or direct the vote and dispose of or direct the disposition of the shares of Common Stock referred to in this Schedule 13D.

(c)	Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, plans, or proposals to which any Reporting Person is a party that have to do with the Issuer or its securities, other than stock option agreements entered into by the Issuer and such Reporting Person for stock options granted under the Issuer’s stock option plans.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement dated September 6, 2024, between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2024

/s/ Songjiang Ma
SONGJIANG MA

/s/ Yueying Zhu
YUEYING ZHU